

December 29, 2011

Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

     Re: **The PAWS Pet Company, Inc.**
              Amendment No. 6 to Registration Statement on Form S-1
              Filed December 19, 2011
              File No. 333-175026

Dear Mr. Wiesel:

We have reviewed your responses to the comments in our letter dated December 16, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Form S-1

Prospectus Summary, page 4

Outlook, page 5

1. Refer to the first paragraph on page 5. For balance and clarity, please revise to remove the reference to the amount of cash that you may receive from the exercise of all of the warrants as you are not registering all the common stock from the exercise of the warrants.

2. Based on your current burn rate, please revise to substantiate your claim that you have sufficient cash for the next one to two months. Revise your Risk Factors accordingly.

Business, page 28

Employees, page 31

3. We note that the number of employees has changed from 35 employees to 12. With a view towards revised disclosure, please advise as to why the number of employees has significantly decreased and describe the effect that this reduction is having on your business. Revise the Risk Factors section, as applicable.

Other

4. Please revise to include an exhibit containing interactive data with your next amendment. Refer to Item 601(b)(101)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP